Item 77D DWS Money Market Prime Series
(a series of DWS Money Funds)


At a meeting held July 15-16, 2008,
the Board of Trustees of
DWS Money Market Prime Series,
a series of DWS Money Funds,
approved the Fund's participation
in a securities lending program
(the "Program").  Pursuant to the
Program, the Fund may lend its
investment securities in an
amount up to 33 1/3% of its total
assets to approved institutional
borrowers who need to borrow
securities in order to complete
certain transactions.


C:\Documents and Settings\e441124\Local
Settings\Temporary Internet Files\OLKAE\Exhibit 77D DWS Money
Market Prime Series (3).doc